Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.
                                            ATTORNEYS AND COUNSELORS AT LAW
                                                            Daniel H. April
                                                                 Janet Clow
                                                        David F. Cunningham
                                                           Patrick J. Dolan
                                                             John M. Hickey
                                                       C.W.N. Thompson, Jr.


                                   January 31, 2013

                                        Via EDGAR correspondence and E-Mail
Chad Eskildsen
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C.  20549


   Re:  Thornburg Investment Trust
      Registration Number under the Securities Act of 1933: 33-14905 Registration Number under the Investment Company Act of 1940: 811-05201

Dear Mr. Eskildsen:

     I state below the above-referenced registrant's responses to two comments received from the staff on December 28, 2012 respecting its post-effective amendment no. 85 to its Registration Statement on Form N-1A, filed on November 28, 2012. This letter supplements our letter to you of January 14, 2013.

     Revisions to the registration statement described below were made in the registrant's post-effective amendment no. 86 which was filed on January 29, 2013.

Thornburg Funds Statement of Additional Information

     1. Strategic Municipal Income Fund (investment limitations disclosure) (page 34 of referenced Statement of Additional Information in post-effective amendment no. 85; page 34 of SAI in post-effective amendment no. 86). The staff noted in our December 28 telephone conference that, in the explanation which accompanies the investment limitation relating to the Fund's concentration policy, municipal obligations (among certain other investments) will not be considered to fall within an "industry" for purposes of the concentration policy percentage limitation, and expressed the view that only tax-exempt obligations should be considered as not falling within an industry. The staff cited to us Investment Company Act Release No. 9785 (May 31, 1997) in support of its view on this point.

          Response. As we advised you in our telephone conferences on January 15 and 23, 2013, we continue to question the existence of any material distinction in this context between tax-exempt and taxable general obligation municipal bonds in applying a concentration policy of this type, and we further question the cited Release as authority for the staff's view on this point. However, the registrant has agreed to make a revision to the referenced explanation by adding the qualifier "tax-exempt" in identifying the full faith and credit municipal obligations which will not be considered to fall within an "industry" for purposes of this limitation. The registrant reserves its right to revisit and revise the explanation in the future upon any changes in circumstances.

     2. Management. The staff requested enhancement of the disclosure provided in response to Item 17(b) of Form N-1A (Leadership Structure and Board of Directors).

          Response. The registrant has added the narrative below to the disclosure appearing under the caption "Structure and Responsibilities of the Board of Trustees" on pages 65-66 of the Thornburg Funds Statement of Additional Information, as included in post-effective amendment no. 86, and the same narrative has been added to the corresponding disclosure on pages 55-56 of the Thornburg Retirement Class Shares Statement of Additional Information included in the same amendment.

          The Trustees review the leadership structure of the board of Trustees and the performance of the Trustees on an annual basis. The Trustees currently believe that the leadership structure of the board of Trustees is appropriate, in light of the characteristics of the Trust and each of the Funds, to enable the Trustees to oversee the Trust and its service providers.
          The Trustees have considered the number of Funds in the Trust, and the similarities and differences among the investment objectives and strategies of those Funds, and have determined that the board of Trustees contains a sufficient number of Trustees, and a sufficient percentage of independent Trustees, to discharge the Trustees' oversight function. The Trustees believe that Mr. Thornburg's long tenure as a Trustee of the Trust, his ongoing association with the Trust's advisor and the fact that that association allows Mr. Thornburg to interact routinely with members of the advisor's staff, and his familiarity with the Trust's business and affairs and with events impacting the investment management industry more broadly, enables Mr. Thornburg to serve as an effective chairman of the board of Trustees. The Trustees also believe that the scope of each committee's activities and the composition of each committee is currently appropriate, and that the committee structure allows the Trustees to allocate responsibility for various topics among the board and its committees in a manner which facilitates the oversight of the Trust and its service providers.

Other Matters

     This letter constitutes our representation, on behalf of the registrant, that the registrant will not raise as a defense in any securities related litigation the comments raised by the staff in respect to the described amendment. We understand that the staff's request for this representation, and the registrant's representation, should not be construed as confirming that there is or is not, in fact, an inquiry, investigation or other matter involving the registrant.

     Please contact me or Dan April with any questions. Thank you again for your responsiveness and courtesies in conducting the staff's review of the registrant's filings.



                                   Sincerely,

                                        /s/

                                   Charles W.N. Thompson, Jr.

CWNT/clc
File No. 5787.002